

Robert Kollar

General Counsel | Business Litigation & Transactions

1mo •

While many of you know that I've spent the last five years helping found and develop a software company, most of you probably don't know what it is that Givsum does. | ...see more



Givsum, Inc.

589 followers

1mo •

If you've ever wanted to invest in a startup, here's your chance. After years of developing the Givsum software platform, we took it to the open market in 2020 ...see more









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Fundraiser
$6,278.82
TOTAL RAISED
$6,278.82 TOTAL
$6,278.82 TRANSACTIONS
$8.01 FEES COVERED
95 % COVERED %
$0.00 LOGGED
ALEX COOPER
RECEIPT SUMMARY
1
$75.50
SALLY SMITH
RECEIPT SUMMARY
1
$200.42
MICHELLE JOHNSON

ehind the current one